Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LSB Financial Corp.

Commission File No.: 000-25070

On June 4, 2014, the below talking points prepared in connection with the proposed merger transaction between Old National Bancorp and LSB Financial Corp. (“LSB”) were provided to employees of LSB’s wholly-owned subsidiary, Lafayette Savings Bank, FSB:

Please tell me more about this announcement.

On Wednesday, June 4, Old National Bancorp, the holding company for Old National Bank, and LSB Financial Corp., the holding company for Lafayette Savings Bank, publicly announced its intention to partner with Lafayette Savings Bank. The transaction is expected to close in the mid- to late-fourth quarter of 2014, subject to required regulatory and shareholder approvals and customary closing conditions.

Tell me about Old National Bank.

Old National is a secure, FDIC-insured community bank that is fully committed to Lafayette Savings Bank clients and to this community.

Headquartered in Evansville, Ind., Old National has a 180-year legacy of serving Midwestern families, businesses and communities. Old National entered the state of Michigan in 2013 through the partnership of Bank of America branches in Southwestern Michigan and has a partnership pending with United Bancorp, Inc. and its wholly-owned bank subsidiary, United Bank & Trust, based in Ann Arbor. Old National also has banking centers throughout Indiana, along with branches in Southern Illinois, Western Kentucky and Louisville. Old National has a total of 166 branches (as of March 31, 2014).

In addition to providing comprehensive retail, commercial and business banking services, Old National offers insurance, wealth management and investment services.

Why did LSB Financial Corp. decide to partner with Old National Bancorp?

Our leadership team recognized an opportunity to enhance the suite of products and services that we can provide to our clients while also allowing Old National to benefit from LSB’s areas of expertise. The partnership creates the potential for larger relationships for us in banking, wealth management and mortgage, and it’s a great cultural fit because both banks are focused on solutions-based client service and community investment.

When will my accounts change?

Absolutely nothing is changing right now. We are still Lafayette Savings Bank, and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Old National is committed to clearly communicating any changes that may be made to your accounts. As we approach the closing of the proposed transaction and subsequent branch conversion, some changes may be made. We promise that we will work very hard to ensure the process is as smooth and seamless as possible for you.

Will this banking center be closing?

At this time, we do not anticipate any banking center closings.

June 4, 2014

Is my money safe? If I have $250,000 here and $250,000 at Old National are my deposits covered at both places?

If your combined balances at both banks are less than or equal to $250,000, then your deposits are fully insured. If your combined balances are greater than $250,000, then your FDIC coverage may become affected upon completion of the proposed transaction. The coverage is dependent on how your accounts are titled. Let’s review your deposits at each bank (access www.FDIC.gov for the deposit evaluator to determine FDIC coverage).

Can I go to an Old National banking center to make a deposit today?

No, for the near future you will continue to bank as you do today. We’ll continue to take care of your banking needs here. Our online banking system and all of our telephone numbers are also still the same. At a later date we will let you know how you can take advantage of the ability to bank at any Old National banking center, as well as at oldnational.com.

Will this change your commitment to the community?

Absolutely not. Old National shares our commitment to community investment and community service, which is one of the reasons we sought this partnership. In fact Old National is a former recipient of the Points of Light Corporate Engagement Award for Excellence, arguably the highest recognition of corporate volunteer service and community engagement. And Old National associates are encouraged and empowered to volunteer their time in the community.

Additional Information for LSB Financial Corp. Transaction

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

June 4, 2014

ONB and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“ONB”) and LSB Financial Corp. (“LSB”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and LSB to execute their respective business plans (including ONB’s pending acquisitions of LSB and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document, and neither ONB nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

June 4, 2014